SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549



                                  FORM 6-K



                          REPORT OF FOREIGN ISSUER



                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                     Date of Report: December 11, 2001



                                  BIORA AB

                          SE-205 12 Malmo, Sweden

                      Telephone: (011) 46-40-32-13-33




                   Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      /x/  Form 20-F           / /  Form 40-F


                   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     / /   Yes                /x/  No


                   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                   Not applicable.

                   This Form 6-K consists of a press release issued by Biora AB on December 11, 2001 regarding the appointment of a new Chief Executive Officer and a new Chief Financial Officer both effective January 1, 2002.




                           Press release from Biora AB (publ) December 11, 2001



No 14./01 FOR IMMEDIATE RELEASE

            NEW CHIEF EXECUTIVE OFFICER AND NEW CHIEF FINANCIAL
                           OFFICER FOR BIORA AB

The Board of Directors of Biora AB today announced that it has appointed the manager of Biora's American subsidiary, Ms Donna Janson, as new President and CEO. Ms Janson will assume this position on January 1, 2002.

Donna Janson has been responsible for Biora's American subsidiary for the past 5 years and has built it up from the beginning. She has worked in the dental industry for most of her professional life. Prior to working for Biora she held the position of marketing director for Nobel Biocare USA Inc.

Kerstin Palsson has been appointed Chief Financial Officer. She will also assume her position on January 1, 2002. Kerstin Palsson has worked for Biora for the past 5 years, as Group Controller responsible for group accounting. She previously worked as a certified public accountant.

Per Wahlstrom, Chairman of Biora's Board of Directors, commented:

         I am happy that we have been able to fill both of these key positions with internal candidates. It is especially pleasing that both of them, who were the board's leading candidates, are women. Donna Janson brings to her new position unique experience and competence, not least from the U.S. market where she successfully built Biora's operations to account for more than half of group sales.

--------------------------------------------------------------------------------

For further information, please contact:

- Tommie Johansson, Corporate Communication and Investor Relations, Biora, tel:+46 (0) 70 32 21 365

-   Donna Janson, President and CEO-elect, Biora, tel. +1 312 832 14 14

-   Kerstin Palsson Chief Financial Officer-elect, Biora, tel.+46 (0) 40 32
    13 56

-   Elisabeth Lavers, US Investor Relations, tel.+1 203 977 7797

-   http://www.biora.com


Biora develops manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the NASDAQ National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

This press release may contain certain forward-looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

                   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           BIORA AB

Dated:  December 11, 2001          By: /s/  Anders Agering Anders Agering
                                       -----------------------------------------
                                            Chief Financial Officer